

October 9, 2013

<u>Via E-mail</u>
Robert Miller
Chief Legal Officer and Secretary
King Digital Entertainment plc
Tenth Floor
Central Saint Giles
1 St. Giles High Street
London WC2H 8AG
United Kingdom

>   **Re: King Digital Entertainment plc**
>   **Amendment No. 2 to Draft Registration Statement on Form F-1**
>   **Submitted September 20, 2013**
>   **CIK No. 0001580732**

Dear Mr. Miller:

We have reviewed your amended draft registration statement and response letter and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated September 11, 2013.

<u>Risk Factors</u>

<u>A small number of games currently generate…, page 13</u>

1.   Your revised disclosure in response to prior comment 2 that *Candy Crush Saga* accounts for over 80% of your total gross bookings as of June 30, 2013 differs from the percentage provided in response to comment 10 in your August 23, 2013. Please reconcile this apparent inconsistency and disclose the specific percent of gross bookings accounted for by *Candy Crush Saga*, in accordance with comment 10 in our August 12, 2013 letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Key Financial Metrics, page 52</u>

2.   We note your response to prior comment 3 and your revised disclosure in the fourth paragraph in this section. The discussion of your gross bookings should be based on material trends and not limited to countries that represent more than 10% of your total gross bookings. Please revise accordingly.

Results of Operations

Years Ended December 31, 2010, 2011 and 2012

Revenue, page 62

3.   In your response to prior comment 7 you indicate that you recently increased the number of platforms from which your games can be accessed and you expect to continue adding platforms for your games in the future. Considering that the launch of your games on new platforms has been a key driver of the growth in your revenue, disclosure of revenue by platform continues to appear critical to an understanding of your results of operations. As previously requested, please revise to disclose revenue by platform provider.

Liquidity and Capital Resources, page 64

4.   In your response to prior comment 9 you indicate that you do not intend to repatriate cash in the form of dividend distributions or any other form of taxable payment and therefore, no tax would arise in Ireland in connection with the repatriation of cash from foreign subsidiaries. Notwithstanding your intention not to repatriate cash to Ireland, to the extent that repatriation of cash to Ireland could result in income tax consequences, please revise your disclosure accordingly.

Share-based Payments

Valuation of Our Ordinary Shares, page 72

5.   In your response to comment 12 you indicate that subsequent to the first quarter of 2013, you used an OPM in your valuations of D1 share options, however you have not disclosed your use of this allocation methodology. Please revise accordingly.

Exhibit Index, page II-5

6.   Please tell us what consideration you gave to filing your management services arrangement with Apax Partners that you disclose in the last paragraph on page 112.

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP